UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 2

Targeted Medical Pharma, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

None
(CUSIP Number)

Amir Farrokh Heshmatpour
9595 Wilshire Boulevard, Suite 900
Beverly Hills, CA  90212
(313) 300-3431
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

January 31, 2011
(Date of Event which Requires Filing
of this Statement)

If the person filing has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  [__].

If the information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.: None

1. Name of reporting persons: Amir Farrokh Heshmatpour

2. Check the appropriate box if a member of group (a) ☐ (b) ☐

3. SEC use only

4. Source of Funds OO

5. Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization: United States of America

Number of shares beneficially owned by each reporting person
7. Sole Voting Power 1,604,850

8. Shared Voting Power -0-

9. Sole Dispositive Power 1,604,850

10. Shared Dispositive Power -0-

11. Aggregate amount beneficially owned by each reporting person: 1,604,850

12. Check if the aggregate amount in row (11) excludes certain shares ☐

13. Percent of class represented by amount in row (11): 7.32%

14. Type of reporting person: IN

CUSIP No.: None

1. Name of reporting persons: AFH Holding and Advisory, LLC

2. Check the appropriate box if a member of group (a) ☐ (b) ☐

3. SEC use only

4. Source of Funds OO

5. Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization: Nevada

Number of shares beneficially owned by each reporting person
7. Sole Voting Power 1,304,850

8. Shared Voting Power -0-

9. Sole Dispositive Power 1,304,850

10. Shared Dispositive Power -0-

11. Aggregate amount beneficially owned by each reporting person: 1,304,850

12. Check if the aggregate amount in row (11) excludes certain shares ☐

13. Percent of class represented by amount in row (11): 5.95%

14. Type of reporting person: OO

CUSIP No.: None

1. Name of reporting persons: Griffin Ventures Ltd.

2. Check the appropriate box if a member of group (a) ☐ (b) ☐

3. SEC use only

4. Source of Funds OO

5. Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization: Nevada

Number of shares beneficially owned by each reporting person
7. Sole Voting Power 300,000

8. Shared Voting Power -0-

9. Sole Dispositive Power 300,000

10. Shared Dispositive Power -0-

11. Aggregate amount beneficially owned by each reporting person: 300,000

12. Check if the aggregate amount in row (11) excludes certain shares ☐

13. Percent of class represented by amount in row (11): 1.37%

14. Type of reporting person: OO

Item 1.  Security and Issuer.

This Schedule 13D/A relates to the common stock, par value $0.001 per share (the "Common Stock") of AFH Acquisition III, Inc., whose principal executive offices are located at c/o Amir Farrokh Heshmatpour, 9595 Wilshire Boulevard, Suite 700, Beverly Hills, CA 90212 (the "Issuer").

Item 2.  Identity and Background.

(a)  The names of the Reporting Persons are Amir Farrokh Heshmatpour, AFH Holding and Advisory, LLC (“AFH Holding”), and Griffin Ventures Ltd. (“Griffin”).

(b)  The business address of the Reporting Persons is 9595 Wilshire Boulevard, Suite 700, Beverly Hills, CA  90212.

(c)  Mr. Heshmatpour’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is Managing Director of AFH Holding, located at 9595 Wilshire Boulevard, Suite 700, Beverly Hills, CA 90212.  AFH Holding’s present business is an end-end full service advisory firm.  Griffin is in the business of investments.

(d)  The Reporting Persons each have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  The Reporting Persons each have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Heshmatpour is a citizen of the U.S.A.  AFH Holding is a limited liability company formed under the laws of the State of Nevada, and Griffin Ventures Ltd. is a Nevada corporation.

Item 3.  Source and Amount of Funds or Other Consideration.

This amendment is only reporting the disposition and transfer of securities.

Item 4.  Purpose of Transaction.

In anticipation of the Issuer’s reorganization with Targeted Medical Pharma, Inc., AFH Holding has tendered 2,275,000 shares for cancellation.  It has also sold 300,000 shares to Griffin which is under common control with AFH Holding, and it has sold a total of 1,120,000 shares.  This leaves AFH Holding with a total of 1,304,850 shares.

Item 5.  Interest in Securities of the Issuer.

(a)  The Reporting Persons beneficially own an aggregate of 1,604,800 shares of Common Stock, representing 7.32% of the outstanding shares of Common Stock as of January 31, 2011.

(b)  Mr. Heshmatpour is the sole economic member of AFH Holding and Griffin and has sole voting and investment control over the shares of Common Stock owned of record by AFH Holding and Griffin.  Accordingly, he may be deemed to be a beneficial owner of the 1,604,850 shares of Common Stock owned by AFH Holding and Griffin.  Mr. Heshmatpour has the sole right to vote and dispose, or direct the disposition of, the 1,604,850 shares of Common Stock owned by AFH Holding and Griffin.

(c)  The 1,604,850 shares of Common Stock reported herein were acquired by AFH Holding from Mr. Heshmatpour effective August 7, 2008.

(d)  Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,604,850 shares of Common Stock owned by the Reporting Persons.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.  Material to be Filed as Exhibits.

Exhibit A:  Agreement between the Reporting Persons to file jointly.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 2011	By:	/s/Amir Farrokh Heshmatpour
	Name:	Amir Farrokh Heshmatpour, Individually
AFH HOLDING AND ADVISORY, LLC

January 31, 2011	By:	/s/Amir Farrokh Heshmatpour
	Name:	Amir Farrokh Heshmatpour
	Title:	Managing Director
GRIFFIN VENTURES LTD.

January 31, 2011	By:	/s/Amir Farrokh Heshmatpour
	Name:	Amir Farrokh Heshmatpour

.

Exhibit A

The undersigned hereby agree as follows:

WHEREAS, the undersigned were and/or may be obligated to file Statements on Schedule 13D with the U.S. Securities and Exchange Commission (the “SEC”) to report their beneficial ownership of the Common Stock of AFH Acquisition III, Inc.;

NOW, THEREFORE, the undersigned hereby agree that a single Statement on Schedule 13D is to be filed with the SEC on behalf of each of them.

January 31, 2011	By:	/s/Amir Farrokh Heshmatpour
	Name:	Amir Farrokh Heshmatpour, Individually
AFH HOLDING AND ADVISORY, LLC

January 31, 2011	By:	/s/Amir Farrokh Heshmatpour
	Name:	Amir Farrokh Heshmatpour
	Title:	Managing Director
GRIFFIN VENTURES LTD.

January 31, 2011	By:	/s/Amir Farrokh Heshmatpour
	Name:	Amir Farrokh Heshmatpour

.